Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 26, 2015
TO THE PROSPECTUS DATED DECEMBER 12, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated December 12, 2014 (the “Prospectus”), Supplement No. 1, dated December 24, 2014, Supplement No. 2, dated December 30, 2014, and Supplement No. 3, dated January 8, 2015, Supplement No. 4 dated February 5, 2015 and Supplement No. 5 dated February 25, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to describe our intentions to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015 instead of December 31, 2014.

We presently intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2015, rather than our taxable year ended December 31, 2014. Accordingly, all disclosure throughout the Prospectus regarding the first taxable year in which we intend to qualify as a REIT for U.S. federal income tax purposes is hereby updated to reflect that it is our taxable year ending December 31, 2015, rather than our taxable year ended December 31, 2014. Since we do not anticipate having any taxable income for the year ended December 31, 2014, this change will not have an impact on our tax liability or the tax liability of our stockholders that invested in this Offering during 2014.

1.
The first and second paragraphs under “Material U.S. Federal Income Tax Considerations — Taxation of Our Company” on page 171 of the Prospectus are hereby deleted in their entirety and replaced with the following:

We were organized in July 2013 as a Maryland corporation. We intend to operate in a manner that will allow us to qualify as a REIT under the Code commencing with the taxable year ending December 31, 2015. We believe that, commencing with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, we have received an opinion of Greenberg Traurig, LLP to the effect that, commencing with our taxable year ending December 31, 2015, we are organized in conformity with the requirements for qualification as a REIT under the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Greenberg Traurig, LLP is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by us regarding our organization, assets, the past, present and future conduct of our business operations and speaks as of the date issued. In addition, Greenberg Traurig, LLP’s opinion is based on existing federal income tax law regarding qualification as a REIT, which is subject to change either prospectively or retroactively.

2.
The bulleted list and the first full paragraph under “Material U.S. Federal Income Tax Considerations-Requirements for Qualification as a REIT” beginning on page 173 of the Prospectus are hereby deleted in their entirety and replaced with the following:

Requirements for Qualification as a REIT
A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax law.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.
Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals which the Code defines to include certain entities, during the last half of any taxable year.

7.
It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws.

We must meet the above requirements 1, 2, 3, 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will be applied to us beginning with our taxable year ended December 31, 2016. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.